PROXY RESULTS (Unaudited)

Cohen & Steers REIT and Preferred Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		41,427,628.703		987,612.930
Richard J. Norman	41,433,544.225		981,697.408
Frank K. Ross		41,431,074.272		984,167.361